SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 3
TO
ANNUAL REPORT
of
QUÉBEC
(Name of Registrant)

Date of end of last fiscal year: March 31, 2002

SECURITIES REGISTERED*
(As of close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

M. Michel Robitaille
 Délégation générale du Québec
One Rockefeller Plaza
26th Floor
New York, N.Y. 10020-2102

Copies to:

Mr. Robert E. Buckholz, Jr.
Mr. Stephen A. Grant
 Sullivan & Cromwe11
125 Broad Street
New York, N.Y. 10004-2498

* The Registrant is filing this Annual Report on a voluntary basis.

        The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2002 (the "Annual Report") as follows:

  1.
  The following additional exhibit is hereby added to the Annual Report:

    Exhibit (4):

    Quarterly Presentation of Financial Transactions for the third quarter ended September 30, 2002.

2002-2003
BUDGET

Quarterly
Presentation
of Financial
Transactions

2nd quarter
September 30, 2002

ISSN 0706-3164

Legal deposit
Bibliothèque nationale du Québec, 2002

Publication date: December 2002

Web site: http://www.mfer.gouv.qc.ca

Presentation of financial transactions

Table of contents

Forecasts of 2002-2003 consolidated financial transactions	5
Budgetary transactions	5
Non-budgetary transactions	9
Financing transactions	9
Results as at September 30, 2002	10
List of tables
Summary of financial transactions	11
Budgetary revenue	12
Budgetary expenditure	13
Non-budgetary transactions	14
Financing transactions	15
New borrowings as at September 30, 2002	16
Appendix
Accounting policies

(This page has been left blank intentionally)

Presentation of financial transactions

Forecasts of 2002-2003 consolidated financial transactions

Budgetary transactions

        The zero deficit objective set for fiscal 2002-2003, announced in the Supplement of last March 19, is maintained. However, Québec still faces the possibility of a $479-million decline in revenue from federal transfers as mentioned in the Presentation of financial transactions as at June 30, 2002 arising from the approach taken by the federal government last September regarding the error made by Canada Customs and Revenue Agency.

        The Québec government has asked the federal government to defer the impact of this error on equalization payments until 2004-2005 and spread it over 10 years. Accordingly, Québec has asked that the federal government apply a mechanism for spreading the reimbursement of overpayments similar to the one it offered to Ontario for the overpayments made to that province. The federal government has agreed to study the proposal and convey its decision within the next few weeks.

        In the absence of a positive response from the federal government that would allow the $479-million loss of revenue to be reduced, Québec will have to take spending or revenue steps to maintain a balanced budget.

2002-2003 Budget, 2nd quarter

TABLE 1

GOUVERNEMENT DU QUÉBEC
SUMMARY OF 2002-2003 CONSOLIDATED FINANCIAL TRANSACTIONS
(in millions of dollars)

	Supplement 2002-03-19	Revised forecasts	Change
Budgetary transactions
Own-source revenue	43 065	43 300	235
Federal transfers	8 842	8 363	-479

Total revenue	51 907	51 663	-244

Operating expenditure	-44 713	-44 898	-185
Debt service	-7 194	-7 244	-50

Total expenditure	-51 907	-52 142	-235

Acceptance by the federal government of Québec's proposal concerning the error by CCRA[1], and/or spending or revenue measures	—	479	479

Budget surplus	0	0	—

Non-budgetary transactions
Investments, loans and advances	-1 661	-1 896	-235
Capital expenditures	-1 674	-1 674	—
Retirement plans	1 975	1 975	—
Other accounts	488	423	-65

Non-budgetary requirements	-872	-1 172	-300

Net financial requirements	-872	-1 172	-300

Financing transactions
Change in cash position	2 044	2 044	—
Change in direct debt	1 593	1 893	300
Retirement plans sinking fund	-2 765	-2 765	—

Total financing of transactions	872	1 172	300

Note:	A negative entry indicates a financial requirement and a positive entry, a source of financing. For the change in cash position, a negative entry indicates an increase and a positive entry, a decrease.
1
Canada Customs and Revenue Agency.

Presentation of financial transactions

Budgetary revenue

        Regarding budgetary revenue, the Supplement to the 2002-2003 Budget forecast own-source revenue of $43 065 million and federal transfers of $8 842 million. Forecast own-source revenue is revised upward by $235 million, while forecast federal transfers are reduced by $479 million.

TABLE 2

BUDGETARY REVENUE
CHANGE COMPARED TO THE SUPPLEMENT
OF MARCH 19, 2002
(in millions of dollars)

Own-source revenue		235
Personal income tax	-100
Corporate taxes	-550
Sales tax	300
Natural resources	-65
Government enterprises	465
Taxes on tobacco	185

Federal transfers		-479
Change in equalization with respect to the error of Canada Customs and Revenue Agency	-479

Total		-244

        Concerning own-source revenue, the additional revenue expected from the sales tax, government enterprises and taxes on tobacco is for the most part offset by lower-than-expected revenue from other sources.

        Accordingly, personal income tax is reduced by $100 million. The compilation of tax returns since the beginning of the year has led to a larger amount of refunds than anticipated, mainly because of the drop in capital gains in 2001. The sharp decline in capital gains has also caused taxpayers who suffered such losses to reduce their tax instalments. Furthermore, the additional tax receipts generated by the higher-than-expected level of employment have only partially offset these factors. It should be noted that the increase in income from the new jobs created since the beginning of the year is limited because a large proportion of these jobs are part-time (less than 25 hours per week).

        Turning to corporate taxes, revenue is adjusted downward by $550 million. Many factors relating to taxation year 2001 have contributed to this adjustment. Accordingly, because of lower profits in 2001, particularly in the technology sector, businesses are claiming refunds in 2002-2003 for overpayments of instalments made during fiscal 2001-2002. In addition, the corporate tax system allows losses suffered in one year to be carried back three years to be applied against taxes paid, or forward seven years. Companies that suffered losses in 2001 used these provisions, which has given rise to additional refunds in 2002-2003. Businesses have also reduced their instalments for 2002 because they are now based on the

2002-2003 Budget, 2nd quarter

results for 2001. Furthermore, in 2001-2002, small and medium-size businesses had the option to defer for six months the instalments of income tax and other taxes they were supposed to pay during the last quarter of 2001. This measure was intended to provide them with additional liquidity in the wake of the September 11 attacks. The results indicate that fewer SMEs than expected deferred their instalments, contributing to a reduction in corporate taxes of $115 million in 2002-2003.

        Additional sales tax revenue of $300 million is expected because of strong consumer spending. This largely reflects the high level of consumer confidence since the beginning of the year. Tobacco taxes are up by $185 million to reflect the rise in the rate of the specific tax announced last June 17.

        Forecast revenue from natural resources is reduced by $65 million, mainly for forest duties, because of lower prices and volumes of timber cut. This is attributable in particular to the more significant impact than expected of the imposition of countervailing duties on lumber exported to the United States. In addition, the exceptional forest fires of the summer of 2002 have led to additional expenditures, thus reducing net duties.

        Profits of government enterprises have been adjusted upward by $465 million in 2002-2003, stemming essentially from the higher profits of Hydro-Québec, resulting from more profitable transactions on the export market and the decline in financing costs on the debt, chiefly due to its refinancing at more attractive rates.

        The downward adjustment of $479 million in federal transfers in 2002-2003 stems from the federal government's decision to unilaterally and retroactively change the equalization formula further to the error by Canada Customs and Revenue Agency.

Budgetary expenditure

        Forecast budgetary expenditure, set at $51 907 million in the Supplement last March 19, is adjusted to $52 142 million, an increase of $235 million.

        This adjustment is attributable in particular to an increase of $185 million in program spending, mainly in the health and social services sector. This rise in spending is funded by additional revenue from the increase in the tobacco taxes announced last June 17.

        Forecast debt service is adjusted upward by $50 million. The adjustment stems from the fact that the Canadian dollar is weaker than expected in relation to the yen and the U.S. dollar and, to a lesser degree, the increase in borrowing further to the rise in net financial requirements.

Presentation of financial transactions

Non-budgetary transactions

        Forecast financial requirements, set at $872 million in the Supplement, are adjusted to $1 172 million, a rise of $300 million.

        This adjustment results mainly from investments, loans and advances, which are revised upward by $235 million, in particular because of the expected increase in the net earnings of Hydro-Québec, which increases the value of the government's investments in its enterprises.

Financing transactions

        Turning to financing transactions, the change in direct debt is adjusted upward by $300 million compared with the forecast of the March 19, 2002 Supplement. The increase is attributable to higher-than-expected net financial requirements.

2002-2003 Budget, 2nd quarter

Results as at September 30, 2002

        Own-source revenue is up 1.0% for the first six months of 2002-2003 compared with the corresponding period in 2001-2002, as opposed to an increase of 5.6% forecast for the year as a whole. This divergence is mainly attributable to the fact that, last year, the income tax reductions announced in the 2001-2002 Budget Speech took effect in July 2001, while, this year, the full impact of the reductions was felt in the first quarter. In addition, the decline in corporate taxes observed in the first half of the year, because of higher refunds and lower receipts, should be less marked by the end of the fiscal year, when year-end balances are paid.

        Revenue from government enterprises is up 72.3% in the first half of 2002-2003 compared with that recorded during the same period last year. This increase is attributable, among other things, to higher profits of Hydro-Québec, stemming from more profitable transactions on the export market, and to lower financing costs on the debt chiefly as a result of its refinancing at more attractive rates.

        Federal transfers are down 9.1% for the first six months of 2002-2003 compared to the same period in 2001-2002, while the forecast decline for the year as a whole is 10.1%. The difference is mainly due to withdrawals from the CHST trust account during the coming quarters that will be lower than those made during the corresponding period last year.

        Regarding operating expenditures, the results recorded as at September 30, 2002 are up 3.7% compared to the first six months of 2001-2002, while an increase of 2.1% on an annual basis is forecast. The more vigorous semi-annual growth is attributable in particular to earlier payments of expenditures in the first half of 2002-2003 compared to the first half of 2001-2002.

        Debt service is down 3.6% in the first half of 2002-2003 compared with the same period in 2001-2002, while a decline of 0.2% is forecast for the year as a whole. This is due to the sharp drop in interest rates observed in the fall of 2001. The interest expenditure in the first half of last year reflects the relatively high interest rates observed prior to the decrease in rates, which results in a much higher rate of decline for the first half of this fiscal year than for the year as a whole.

Gilles Godbout
Deputy Minister of Finance, the Economy
and Research

Presentation of financial transactions

TABLE 3

GOUVERNEMENT DU QUÉBEC
SUMMARY OF FINANCIAL TRANSACTIONS
(in millions of dollars)
(Unaudited results)

	2001-2002	2002-2003			Results as at September 30
	Actual results*	Supplement 2002-03-19	Revised forecasts	Annual change %	2001-2002*	2002-2003	Change %
Budgetary transactions
Own-source revenue	40 995	43 065	43 300	5.6	20 480	20 684	1.0
Federal transfers	9 305	8 842	8 363	-10.1	4 430	4 029	-9.1

Total revenue	50 300	51 907	51 663	2.7	24 910	24 713	-0.8

Operating expenditure	-43 967	-44 713	-44 898	2.1	-22 216	-23 033	3.7
Debt service	-7 261	-7 194	-7 244	-0.2	-3 739	-3 606	-3.6

Total expenditure	-51 228	-51 907	-52 142	1.8	-25 955	-26 639	2.6

Use of funds allocated to reserve
Financing spending	280	—	—	—	—	—	—
Maintaining a balanced budget	670	—	—	—	—	—	—
Acceptance by the federal government of Québec's proposal concerning the error by CCRA[1], and/or ending or revenue measures	—	—	479	—	—	—	—

Budgetary surplus (deficit)	22	0	0	—	-1 045	-1 926	84.3

Non-budgetary transactions
Investments, loans and advances	-1 142	-1 661	-1 896		-810	-1 288
Capital expenditures	-995	-1 674	-1 674		-138	-782
Retirement plans	2 089	1 975	1 975		1 017	1 090
Other accounts	-589	488	423		-726	-884

Non-budgetary requirements	-637	-872	-1 172	—	-657	-1 864	—

Net financial requirements	-615	-872	-1 172	—	-1 702	-3 790	—

Financing transactions
Change in cash position	132	2 044	2 044		-933	3 923
Change in direct debt[2]	3 623	1 593	1 893		4 579	935
Retirement plans sinking fund[3]	-3 140	-2 765	-2 765		-1 944	-1 068

Total financing of transactions	615	872	1 172	—	1 702	3 790	—

Note: A negative entry indicates a financial requirement and a positive entry, a source of financing. For the change in cash position, a negative entry indicates an increase and a positive entry, a decrease.

*
The 2001-2002 results have been restated on the basis of the budgetary and financial structure in effect for the 2002-2003 fiscal year and have been adjusted to take into consideration the implementation of the family policy regarding reduced-contribution spaces in day care services.

1
Canada Customs and Revenue Agency.

2
The change in direct debt includes new borrowings less repayments of borrowings.

3
This sinking fund receives amounts to be used to eventually cover retirement benefits payable by the government under the public and parapublic sector retirement plans. The income from this fund is accumulated in it and is subtracted from the interest expenditure recorded with regard to the retirement plans liability.

2002-2003 Budget, 2nd quarter

TABLE 4

GOUVERNEMENT DU QUÉBEC
BUDGETARY REVENUE
(in millions of dollars)
(Unaudited results)

	2001-2002	2002-2003			Results as at September 30
	Actual results	Supplement 2002-03-19	Revised forecasts	Annual change %	2001-2002	2002-2003	Change %
Own-source revenue
Income and property taxes
Personal income tax	15 914	16 342	16 242	2.1	8 247	7 626	-7.5
Contributions to Health Services Fund	4 291	4 594	4 594	7.1	2 294	2 288	-0.3
Corporate taxes[1]	4 029	4 350	3 800	-5.7	1 832	1 423	-22.3

	24 234	25 286	24 636	1.7	12 373	11 337	-8.4

Consumption taxes
Sales	7 557	7 938	8 238	9.0	4 180	4 535	8.5
Fuel	1 536	1 600	1 600	4.2	837	836	-0.1
Tobacco	652	752	937	43.7	323	474	46.7

	9 745	10 290	10 775	10.6	5 340	5 845	9.5

Duties and permits
Motor vehicles	662	678	678	2.4	270	285	5.6
Alcoholic beverages	140	156	156	11.4	73	83	13.7
Natural resources[2]	188	198	133	-29.3	54	92	70.4
Other	177	156	156	-11.9	76	76	—

	1 167	1 188	1 123	-3.8	473	536	13.3

Miscellaneous
Sales of goods and services	412	441	441	7.0	112	113	0.9
Interest	395	401	401	1.5	248	205	-17.3
Fines, forfeitures and recoveries	371	359	359	-3.2	205	198	-3.4

	1 178	1 201	1 201	2.0	565	516	-8.7

Revenue from government enterprises
Société des alcools du Québec	489	515	535	9.4	221	253	14.5
Loto-Québec	1 352	1 356	1 416	4.7	701	741	5.7
Hydro-Québec	1 041	1 015	1 485	42.7	35	514	—
Other	-151	329	244	—	-34	82	—

	2 731	3 215	3 680	34.7	923	1 590	72.3

Consolidated organizations	1 940	1 885	1 885	-2.8	806	860	6.7

Total own-source revenue	40 995	43 065	43 300	5.6	20 480	20 684	1.0

Federal transfers
Programs
Equalization	5 336	5 339	4 860	-8.9	2 645	2 351	-11.1
Canada Health and Social Transfer	2 958	2 455	2 455	-17.0	1 044	1 032	-1.1
Other transfers related to fiscal arrangements	27	15	15	-44.4	—	—	—
Other programs	564	655	655	16.1	534	478	-10.5
Consolidated organizations	420	378	378	-10.0	207	168	-18.8

Total federal transfers	9 305	8 842	8 363	-10.1	4 430	4 029	-9.1

Total budgetary revenue	50 030	51 907	51 663	2.7	24 910	24 713	-0.8

1
Includes tax on corporate profits, tax on capital and tax on insurance company premiums, as well as tax on telecommunications, gas and electricity.

2
Includes forest, mining and hydraulic resources.

Presentation of financial transactions

TABLE 5

GOUVERNEMENT DU QUÉBEC
BUDGETARY EXPENDITURES
(in millions of dollars)
(Unaudited results)

	2001-2002	2002-2003					Results as at September 30
Departments and agencies	Actual results	Supplement 2002-03-19		Revised forecasts [1]		Annual change %	2001-2002	2002-2003	Change %
Operating expenditure
Assemblée nationale	88	92		92		4.5	43	43	—
Personnes désignées par l'Assemblée nationale	50	48		55		10.0	24	25	4.2
Affaires municipales et Métropole	1 579	1 520		1 470		-6.9	811	824	1.6
Agriculture, Pêcheries et Alimentation	651	644		635		-2.5	421	437	3.8
Conseil du trésor, Administration et Fonction publique	465	548	[2]	427	[2]	-8.2	233	192	-17.6
Conseil exécutif	109	178		151		38.5	46	83	80.4
Culture et Communications	490	504		497		1.4	308	271	-12.0
Éducation	10 549	11 144		11 000		4.3	5 429	5 776	6.4
Emploi, Solidarité sociale	4 067	3 968		4 076		0.2	2 031	2 005	-1.3
Environnement	180	181		188		4.4	81	82	1.2
Famille, Enfance et Condition féminine	1 692	1 859		1 816		7.3	960	1 010	5.2
Faune et Parcs	122	107		110		-9.8	53	52	-1.9
Finances (excluding debt service)	441	629	[2]	517	[2]	17.2	142	114	-19.7
Industrie et Commerce	207	145		180		-13.0	62	77	24.2
Justice	509	508		524		2.9	250	270	8.0
Recherche, Science et Technologie	230	247		244		6.1	70	75	7.1
Régions	138	195		161		16.7	48	73	52.1
Relations avec les citoyens et Immigration	213	200		222		4.2	89	104	16.9
Relations internationales	111	107		104		-6.3	54	55	1.9
Ressources naturelles	342	278		289		-15.5	161	173	7.5
Revenu	613	659		658		7.3	242	252	4.1
Santé et Services sociaux	17 198	17 451		17 608		2.4	8 799	9 219	4.8
Sécurité publique	800	790		817		2.1	398	451	13.3
Tourisme, Loisir et Sport	159	128		156		-1.9	98	108	10.2
Transports	1 412	1 362		1 373		-2.8	694	602	-13.3
Travail	88	61		68		-22.7	47	34	-27.7
Savings to be realized	—	-300		—		—	—	—	—
Appropriations carried over in 2003-2004	—	-30		-30		—	—	—	—

Program spending	42 503	43 223	[3]	43 408		2.1	21 594	22 407	3.8
Consolidated organizations	1 464	1 490		1 490		1.8	622	626	0.6

Total operating expenditure	43 967	44 713		44 898		2.1	22 216	23 033	3.7

Debt service
Consolidated Revenue Fund	6 687	6 497	[3]	6 547		-2.1	3 420	3 282	-4.0
Consolidated organizations	574	697		697		21.4	319	324	1.6

Total debt service	7 261	7 194		7 244		-0.2	3 739	3 606	-3.6

Total budgetary expenditure	51 228	51 907		52 142		1.8	25 955	26 639	2.6

1
Including budget rearrangements to reflect the distribution of the $300 million in savings forecast in the Expenditure Budget tabled by the Chair of the Conseil du trésor last March, as well as a number of measures announced in the Supplement whose funding has initially been supplied by the Contingency Fund administered by the Conseil du trésor.

2
These amounts contain provisions allowing transfers of appropriations to various departments and agencies during the fiscal year ending March 31, 2003.

3
Expenditure Budget tabled for 2002-2003.

2002-2003 Budget, 2nd quarter

TABLE 6

GOUVERNEMENT DU QUÉBEC
NON-BUDGETARY TRANSACTIONS
(in millions of dollars)
(Unaudited results)

	2001-2002	2002-2003			Results as at September 30
	Actual results	Supplement 2002-03-19	Revised forecasts	Annual change $	2001-2002	2002-2003	Change $
Investments, loans and advances
Consolidated Revenue Fund
Government enterprises	-1 019	-1 503	-1 738	-719	-660	-1 005	-345
Individuals, corporations and others	-174	-232	-232	-58	-116	-275	-159
Municipalities and municipal bodies	5	2	2	-3	2	1	-1

	-1 188	-1 733	-1 968	-780	-774	-1 279	-505
Consolidated organizations	46	72	72	26	-36	-9	27

Total investments, loans and advances	-1 142	-1 661	-1 896	-754	-810	-1 288	-478

Capital expenditures
Consolidated Revenue Fund
Net investments	-135	-253	-253	-118	-33	-45	-12
Amortization	193	201	201	8	159	95	-64

	58	-52	-52	-110	126	50	-76
Consolidated organizations	-1 053	-1 622	-1 622	-569	-264	-832	-568

Total capital expenditures	-995	-1 674	-1 674	-679	-138	-782	-644

Retirement plans
Employer and employee contributions	4 809	4 971	4 971	162	2 317	2 475	158
Benefits and other payments	-2 720	-2 996	-2 996	-276	-1 300	-1 385	-85

Total retirement plans	2 089	1 975	1 975	-114	1 017	1 090	73

Other accounts
Consolidated Revenue Fund	-652	386	321	973	-853	-1 086	-233
Consolidated organizations	63	102	102	39	127	202	75

Total other accounts	-589	488	423	1 012	-726	-884	-158

Total non-budgetary requirements	-637	-872	-1 172	-535	-657	-1 864	-1 207

Note: A negative entry indicates a financial requirement and a positive entry, a source of financing.

Presentation of financial transactions

TABLE 7

GOUVERNEMENT DU QUÉBEC
FINANCING TRANSACTIONS
(in millions of dollars)
(Unaudited results)

	2001-2002	2002-2003			Results as at September 30
	Actual results	Supplement 2002-03-19	Revised forecasts	Annual change $	2001-2002	2002-2003	Change $
Change in cash position
Consolidated Revenue Fund	323	1 178	1 178	855	-732	3 790	4 522
Consolidated organizations	-191	866	866	1 057	-201	133	334

Total change in cash position	132	2 044	2 044	1 912	-933	3 923	4 856

Change in direct debt
Consolidated Revenue Fund
New borrowings
In Canadian dollar	3 941				2 020	2 459	439
In US dollar	1 158				1 158	748	-410
In Euro	1 944				1 944	—	-1 944
In Yen	625				625	—	-625
Change in the debt resulting from currency swap transactions	32				3	-30	-33

	7 700	3 998	4 298	-3 402	5 750	3 177	-2 573

Repayment of borrowings
In Canadian dollar	-957				-141	-930	-789
In US dollar	-2 140				-1 290	-1 244	46
In Euro	-499				—	-92	-92
In Yen	-837				-45	-132	-87
In French franc	-163				-163	—	163
Change in the debt resulting from currency swap transactions	819				305	-71	-376
Contributions to sinking fund for borrowings of the Québec government	-1 113				-139	-201	-62

	-4 890	-2 911	-2 911	1 979	-1 473	-2 670	-1 197

	2 810	1 087	1 387	-1 423	4 277	507	-3 770

Consolidated organizations
New borrowings	1 311	1 750	1 750	439	570	1 129	559
Repayment of borrowings	-498	-1 244	-1 244	-746	-268	-701	-433

	813	506	506	-307	302	428	126

Total change in direct debt	3 623	1 593	1 893	-1 730	4 579	935	-3 644

Retirement plans sinking fund	-3 140	-2 765	-2 765	375	-1 944	-1 068	876

Total financing of transactions	615	872	1 172	557	1 702	31 790	2 088

Note: A negative entry indicates a financial requirement and a positive entry, a source of financing. For the change in cash position, a negative entry indicates an increase and a positive entry, a decrease.

2002-2003 Budget, 2nd quarter

TABLE 8

GOUVERNEMENT DU QUÉBEC
NEW BORROWINGS AS AT SEPTEMBER 30, 2002
(in millions of dollars)

	Date of issue	Date of maturity	Interest rate (%)[1]		Price to investor[2]	Yield to investor[2]	Face value in millions of monetary units	Amount in Canadian dollar[3]
Consolidated Revenue Fund
In Canadian dollar							CAN$
Treasury bills	Various	Various	—	[4]	Various	Various	—	—	[5]

Québec savings product
Savings bonds	Various	Various	Various		100.000	Various	30	30
Transitory investments	Various	Various	Various		100.000	Various	-59	-59
Investment savings plan	Various	Various	Various		100.000	Various	19	19
Bonds	Various	Various	Various		Various	Various	247	247

							237	237

Bonds
Bonds	2002-04-08	2012-10-01	6.000		98.685	6.172	500	493
Bonds	2002-05-21	2032-06-01	6.250		96.727	6.499	500	484
Bonds	2002-06-06	2007-10-01	6.500		105.368	5.326	42	44	[6]
Bonds	2002-06-06	2032-06-01	6.250		98.813	6.339	34	34	[6]
Bonds	2002-06-06	2010-12-01	6.250		102.675	5.845	70	72	[6]
Real return bonds	Various	Various	Various		Various	Various	87	96	[7]
Immigrant investor program bonds	Various	Various	Various		Various	Various	181	142
Canada Pension Plan bonds	Various	Various	Various		100.000	Various	4	4

							1 418	1 369

Medium-term notes on the Canadian market	Various	Various	Various		Various	Various	850	853

							850	853

							2 505	2 459

In US dollar							US$
Bonds	2002-07-17	2009-07-17	5.000		99.417	5.100	489	748	[8]

Change in the debt resulting from currency swap transactions								-30

								3 177

Consolidated organizations								1 129

Total new borrowings								4 306

1
Interest payable semi-annually except if another frequency is indicated in a note.

2
Based on semi-annual interest payments.

3
Borrowings in foreign currencies are shown in the Canadian equivalent of the amount received, using the exchange rate of the Bank of Canada at noon on the date of issue.

4
"Zero-coupon" type borrowing.

5
Represents the change in the amount outstanding during the year.

6
Borrowings fully subscribed by the Caisse de dépôt et placement du Québec.

7
The principal and the interest rate of these bonds are adjusted according to the change in the Consumer Price Index in Canada.

8
The original borrowing totals US$750 million, or CAN$1 148 million. An amount of CAN$400 million derived from this borrowing was advanced to the Financing Fund in order to be loaned to consolidated organizations.

Presentation of financial transactions — Appendix

Appendix

Accounting policies

        The government's financial transactions include budgetary transactions, non-budgetary transactions and financing transactions.

        Budgetary transactions comprise transactions relating to revenue and expenditure, including those for the depreciation of capital expenditures.

        Non-budgetary transactions cover investments, loans and advances, transactions affecting capital expenditures and the retirement plans account as well as the change in certain short-term asset and liability accounts, except the cash position.

        Financing transactions show how the government meets the net financial requirements resulting from the budgetary and non-budgetary transactions using the change in direct debt and the government's cash position which includes cash in the bank and short-term investments, less short-term borrowings. These transactions also cover activities relating to the retirement plans.

Accounting policies

        The Gouvernement du Québec accounts for its financial transactions in accordance with the accounting policies disclosed below. When necessary, the information included in the consolidated financial statements is based on best estimates and judgments.

Reporting entity

        The government's reporting entity encompasses departments, agencies, enterprises and special funds which must account for the management of their financial transactions and resources to a minister or directly to the National Assembly and which are part of the government or under its control.

        Transactions of a fiduciary nature conducted by certain agencies and funds are not included in the government's reporting entity.

Consolidation method

        The accounts of the Consolidated Revenue Fund and the other entities included in the government's reporting entity, with the exception of government enterprises, have been standardized and combined line by line in accordance with the accounting policies disclosed below. Inter-entity transactions and balances have been eliminated.

1

2002-2003 Budget, 2nd quarter

        Government enterprises are accounted for using the modified equity method. Therefore, investment in these enterprises is recorded at cost, which is adjusted annually by the government's share in the results of these enterprises with an offsetting entry to revenue, and reduced by the portion of dividends that are paid or reported by an enterprise and that accrue to the government. A government enterprise has all of the following characteristics:

  a)
  it is a separate legal entity that has the authority to enter into contracts in its own name and to go before a court;

  b)
  it is vested with the financial and administrative power to carry out commercial activities;

  c)
  its main activity is the sale of goods or the delivery of services to individuals or to organizations not included in the government's reporting entity;

  d)
  it may, during the normal course of its operations, pursue its activities and settle its debts using revenue from sources not included in the government's reporting entity.

Revenue

        Revenue from income and property taxes, consumption taxes, duties, permits, fines and forfeitures is recorded in the fiscal year during which it is received, after deducting reimbursements and other amounts deductible under the applicable legislation. Assessments and amounts billed before the end of the fiscal year are entered as revenue.

        Revenue from Government of Canada transfers is recorded in the fiscal year during which it is received. However, claims issued and estimates of revenue from transfers related to shared-cost programs without fiscal compensation are recorded in the fiscal year during which the related expenditures are made.

        Other revenue is recorded on the accrual basis. Interest income ceases to be recorded when there is no reasonable assurance that the principal or interest will be recovered.

Expenditure

        Expenditure includes the cost of goods and services acquired during the fiscal year, with the exception of capital expenditures for which an annual depreciation is recorded.

        Transfers are recorded in the fiscal year during which the events that give rise to them occur, insofar as the transfers have been authorized and once beneficiaries have met the eligibility criteria.

2

Presentation of financial transactions — Appendix

Liabilities

Accounts payable and accrued expenses

Specific purpose accounts

        The Financial Administration Act (S.Q., 2000, c. 15) provides for the creation of specific purpose accounts in which amounts received in respect of a contract or an agreement calling for the allocation of funds to a specific purpose may be deposited. Consequently, certain amounts receivable or payable under shared-cost programs without fiscal compensation or as a result of third-party compensation are recorded in specific purpose accounts.

Sick leave and vacations

        Obligations relating to sick leave and vacations owed to government employees are recorded as liabilities. The annual change in this account is posted to expenditure.

Allowance for losses on guaranteed financial initiatives

        Obligations resulting from borrowings and other guaranteed financial initiatives are recorded as liabilities when a loss is probable. The annual change in this allowance is posted to expenditure.

        The allowance for probable losses is evaluated using a rate based on past experience regarding losses on each of the guarantee programs. Special guarantees are grouped according to risk level.

Pension plans

        Government pension plans are defined benefit pension plans. Within the context of preparing the government's financial statements, obligations relating to vested benefits are evaluated using the actuarial projected benefit method prorated on service, according to the most probable assumptions set by the government with regard, notably, to inflation, interest and employee remuneration. This method has been adjusted, however, to reflect the way in which benefits are earned by employees.

Total cost of plans

        The annual cost of vested benefits for all pension plans, including the cost of changes to the plans, and the amortization of adjustments to estimates based on actuarial gains or losses are charged to expenditure, with an offsetting entry in the retirement plans account, i.e. pension plan liability. Changes to actuarial assumptions are included in the adjustments to estimates based on actuarial gains or losses.

3

2002-2003 Budget, 2nd quarter

        In the case of the Government and Public Employees Retirement Plan (RREGOP), the Civil Service Superannuation Plan (CSSP), the Teachers Pension Plan (TPP), the Pension Plan of Certain Teachers (PPCT) and transfers from the TPP and the CSSP to RREGOP, adjustments to estimates based on actuarial gains or losses are amortized using the straight-line method over a period corresponding to the estimated average remaining years of service of participants in these plans as a whole. However, adjustments to estimates based on actuarial gains or losses for the other pension plans are amortized over a period corresponding to the estimated average remaining years of service of participants in each plan.

        The total cost of the pension plans also includes interest charges on obligations relating to vested benefits, with an offsetting entry to liabilities in the retirement plans account. The investment revenue of the Retirement Plans Sinking Fund, created to pay for benefits under these plans, is taken into account in computing interest charges on obligations relating to vested benefits.

Borrowings

        Borrowings are recorded at the amount received at the time of issue, adjusted by the premium or discount amortization to obtain the amount of principal repayable at maturity. Issue expenses are recorded as deferred expenses and amortized over the term of each borrowing.

        The value of borrowings in foreign currency is adjusted using the rates in effect on the balance sheet date, and the changes are recorded as unrealized foreign exchange gains or losses and amortized over the term of each borrowing.

        Gains or losses on financial instruments are deferred and amortized over the remaining term of each agreement. However, foreign exchange gains or losses on short-term agreements aimed at covering the long-term debt are amortized over the remaining term of the borrowing portfolio in the currency concerned.

        The amortization is calculated using the straight-line method, except in the case of discounts and premiums, which are amortized according to the effective rate of return on each borrowing.

Financial assets

        Short-term investments are recorded at cost and accounts receivable and loans and advances are recorded initially at cost and then brought down to their net recoverable value through valuation allowances.

        Investment in government enterprises is recorded using the modified equity method.

        Other long-term investments are entered at cost and reduced by any durable loss in value. The loss in value is charged to operations for the fiscal year during which it is known.

4

Presentation of financial transactions — Appendix

Capital expenditures

        Capital expenditures consist of acquired, built, developed or improved non-financial assets, whose useful life extends beyond the fiscal year and which are intended to be used on an ongoing basis for producing goods or delivering services.

        They include land, buildings, facilities such as parks and outdoor recreational areas, complex networks such as dams, canals, roads and bridges, equipment such as vehicles and furniture, and the development of data processing systems.

        Capital expenditures are recorded at cost and depreciated using a logical, systematic method over a period corresponding to their useful life. They are a component of net debt. Their cost includes financing charges capitalized during their construction, improvement or development.

        The cost of capital expenditures held under capital leases is equal to the present value of payments due. Works of art and historic property are not recorded as capital expenditures but are mentioned in a note to the financial statements, and their cost is charged to expenditure for the fiscal year during which they are acquired.

        Capital expenditures acquired through donation or for a nominal fee are recorded at their fair value at the time of acquisition with an offsetting entry to deferred revenue liabilities, which are gradually transferred to operating results using the same term and method of amortization as for the capital expenditures concerned. However, land is recorded at its nominal value.

        Sums received from agencies not included in the government's reporting entity for the purchase of capital expenditures are recorded as deferred revenue liabilities and gradually transferred to operating results using the same term and method of amortization as for the capital expenditures concerned. However, contributions received for the purchase of land are deducted from the latter's cost.

5

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment no. 3 to be signed on its behalf by its authorized agent.

QUÉBEC
By:	/s/ HUGUES NOËL DE TILLY
Name: Hugues Noël de Tilly
Title: Director — Loan Contracting

Date: December 9, 2002